July 15, 2024

Rick Svetkoff
Chief Executive Officer
Starfighters Space, Inc.
Reusable Launch Vehicle Hangar, Hangar Rd
Cape Canaveral, FL 32920

       Re: Starfighters Space, Inc.
           Amendment No. 1 to Draft Offering Statement on Form 1-A Response dated July 5, 2024
           CIK No. 0001947016
Dear Rick Svetkoff:

     We have reviewed your amended draft offering statement and have the following comment.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 3, 2024 letter.

Letter filed July 5, 2024 regarding Amendment No. 1 to Draft Offering Statement on Form 1-A
Risk Factors
Indemnity provisions in various agreements potentially expose us to substantial liability, page 19

1. In your response to prior comment 1, you mention contracts with Innoveering,
       LLC. However, you do not address the agreements mentioned in this risk factor. Revise to disclose all material terms of the agreements containing these indemnity provisions (of apparently perpetual duration), and ensure that you file all material agreements as exhibits to the offering statement. In the alternative, please tell us why you believe the agreements with indemnity provisions are not required to be filed. See also comment 18 from our letter to you dated May 31, 2024.
 July 15, 2024
Page 2

       Please contact Steve Lo at 202-551-3394 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact
Cheryl Brown at 202-551-3905 or Timothy Levenberg at 202-551-3707 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Michael Shannon